SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                06 December, 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:     1.      Transaction in Own Shares released on 10 November 2004
                2.      Transaction in Own Shares released on 12 November 2004
                3.      Director Shareholding released on 15 November 2004
                4.      Director Shareholding released on 15 November 2004
                5.      Transaction in Own Shares released on 16 November 2004
                6.      Transaction in Own Shares released on 19 November 2004
                7.      Transaction in Own Shares released on 19 November 2004
                8.      Transaction in Own Shares released on 25 November 2004
                9.      Transaction in Own Shares released on 26 November 2004
                10.     Transaction in Own Shares released on 30 November 2004
                11.     Transaction in Own Shares released on 01 December 2004
                12.     Transaction in Own Shares released on 03 December 2004

Enclosure 1


Wednesday 10 November 2004
                                  BT GROUP PLC

                            TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 7,049 ordinary shares at a maximum price of 173 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 88,664,940 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,545,964,098.

Enclosure 2

Friday, 12 November 2004

                                  BT GROUP PLC

                            TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 199.29 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 89,664,940 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,544,964,098.

Enclosure 3
                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   Name of company

     BT Group plc


2)   Name of Director

     Sir Christopher Bland
     Ben Verwaayen
     Ian Livingston
     Pierre Danon
     Andy Green
     Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

     Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

     Adjustment in technical interest of the above directors

7)   Number of shares/amount of stock acquired:

     Recovery of 1,612 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8)   Percentage of issued class

     n/a

9)   Number of shares/amount of stock disposed

     n/a

10)  Percentage of issued class

     n/a

11)  Class of security

     Ordinary shares of 5p each

12)  Price per share

     n/a

13)  Date of transaction

     12 November 2004

14)  Date Company informed

     12 November 2004

15)  Total holding following this notification

     n/a

16)  Total percentage holding of issued class following this notification

     n/a

If a director has been granted options by the company please complete the following details (17 - 22)


17)  Date of grant

     n/a

18)  Period during which or date on which exercisable

     n/a

19)  Total amount paid (if any) for grant of the option

     n/a

20)  Description of shares or debentures involved: class, number

     n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     n/a

22) Total number of shares or debentures over which options held following this notification

     No change

23)  Any additional information

     The above named Directors have technical interests, as at 12 November 2004 under Schedule 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 111,395 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

- A technical interest, together with all employees of BT Group plc in 28,811,015 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24)  Name of contact and telephone number for queries

     Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

     Graeme Wheatley


Date of Notification: 15 November 2004

Enclosure 4

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)   Name of company

     BT Group plc

2)   Name of Director

     Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

     Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     n/a

6)   Please state the nature of the  transaction.  For PEP  transactions  please
     indicated   whether   general/single   co  PEP  and  if   discretionary/non
     discretionary

     Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)   Number of shares/amount of stock acquired:

     Purchase of 63 shares at 199.50p per share.

8)   Percentage of issued class

     n/a

9)   Number of shares/amount of stock disposed

     n/a

10)  Percentage of issued class

     n/a

11)  Class of security

     Ordinary shares of 5p each

12)  Price per share

     199.50p

13)  Date of transaction

     12 November 2004

14)  Date Company informed

     12 November 2004

15)  Total holding following this notification

     Paul Reynolds:

1.   67,478 ordinary shares - personal holding;

2.   141,832 ordinary shares under the BT Group Incentive Share Plan;

3.   204,805 ordinary shares under BT Group Deferred Bonus Plan;

4. An option over 4,555 ordinary shares under the BT Group Employee Sharesave Scheme;

5.   Options over 1,769,624  ordinary  shares under BT Group Global Share Option
     Plan.

16)  Total percentage holding of issued class following this notification

     n/a

If a director has been granted options by the company please complete the following boxes

17)  Date of grant

     n/a

18)  Period during which or date on which exercisable

     n/a

19)  Total amount paid (if any) for grant of the option

     n/a

20)  Description of shares or debentures involved: class, number

     n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     n/a

22) Total number of shares or debentures over which options held following this notification

     n/a

23)  Any additional information

     The above named Director has a technical interest, as at 15 November 2004 under Schedule 13 of the Companies Act as follows:

- A technical interest, together with all employees of BT Group plc in 111,395 Ordinary Shares held by the Trustee of the BT Group Employee Share Investment Plan, Halifax Corporate Trustees Limited;

- A technical interest, together with all employees of BT Group plc in 28,811,015 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24)  Name of contact and telephone number for queries

     Graeme Wheatley, 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

     Graeme Wheatley

Date of Notification:  15 November 2004

Enclosure 5

Tuesday, 16 November 2004

                                  BT GROUP PLC

                            TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 500,000 ordinary shares at a price of 196.5 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 90,164,940 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,544,464,098.

Enclosure 6

Friday 19 November 2004

                                  BT GROUP PLC

                            TRANSACTION IN OWN SHARES

BT Group plc announces that on Wednesday 17 November it transferred to participants in its employees share schemes 4,310 ordinary shares at a maximum price of 173 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 90,160,630 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,544,468,408.

Enclosure 7

Friday, 19 November 2004
                                  BT GROUP PLC

                            TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 1,400,000 ordinary shares at a price of 195.02 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 91,560,630 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,543,068,408.

Enclosure 8

Thursday, 25 November 2004
                                  BT GROUP PLC

                            TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 2,000,000 ordinary shares at a price of 193.5259 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 93,560,630 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,541,068,408.

Enclosure 9

Friday, 26 November 2004

                                  BT GROUP PLC

                            TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 194.73 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 94,560,630 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,540,068,408.

Enclosure 10

Tuesday, 30 November 2004
                                  BT GROUP PLC

                            TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 300,000 ordinary shares at a price of 194 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 94,860,630 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,539,768,408.

Enclosure 11


Wednesday 1 December 2004
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that today it transferred to participants in its employees share schemes 3,338 ordinary shares at a maximum price of 173 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 94,857,292 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,539,771,746.

Enclosure 12

Friday, 3 December 2004
                                  BT GROUP PLC

                            TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Cazenove & Co. Ltd 1,000,000 ordinary shares at a price of 202.19 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 95,857,292 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,538,771,746.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 06 December, 2004